Del Monte Pacific Limited
c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

24 February 2004

04010234

By Courier

SEC No. 82-5068

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzmanrb@delmonte-phil.com
		ginnydg@info.com.ph

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

dlw 3/3

cc: Ms. Kelly Gaston
Asia Client Services
The Bank of New York
Depositary Receipts
101 Barclay St., 22nd Floor West
New York, NY 10286

DEL MONTE PACIFIC LIMITED *SEC No. 82-5068*

SGX Announcements

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
18	18	14.01.2004	Notice of Changes in Director's Interest - Tomas P. Lorenzo
69	69	09.02.2004	Del Monte Pacific Announces the Appointment of Mario Resca as a Director
70	70	09.02.2004	Announcement of Appointment of Director - Mario Resca
6	6	10.02.2004	Del Monte Pacific to Announce Full Year 2003 Results on 19 February 2004
9	9	16.02.2004	Appointment of Director/Changes to the Composition of the Board Committees
10	10	16.02.2004	Announcement of Appointment of Non-Executive Director - Stefanie Yuen Thio
8	8	19.02.2004	Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Fourth Quarter and Full Year Ended 31 December 2003
80	86	19.02.2004	Del Monte Pacific 4Q and FY 2003 Results Presentation
86	92	19.02.2004	Q&A Highlights from the Full Year 1002 Results Briefing February 19, 2004
57	57	20.02.2004	Correction of Manifest Error on Reference Date for Book Closure

SEC. NO. 82-5068

MASNET No. 18 OF 14.01.2004
Announcement No. 18

DEL MONTE PACIFIC LIMITED

Notice Of Changes in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	13/01/2004
2. Name of Director/Substantial Shareholder:	TOMAS P. LORENZO

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest:	12/01/2004
2. Name of Registered Holder:	CITIBANK NOMINEES
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	540
As a percentage of issued share capital:	0
No. of shares which are the subject of this notice:	540
As a percentage of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	SGD0.5506
No. of shares held after the change:	0
As a percentage of issued share capital:	0

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director/Substantial Shareholder (Notes 1 & 2), including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	540	227,467,962
As a percentage of issued share capital:	0	21.22
No. of shares held after the change:	0	227,467,962
As a percentage of issued share capital:	0	21.22

No. of Warrants	:	Nil	
No. of Options	:	Nil	
No. of Rights	:	Nil	
No. of Indirect Interest	:	213,257,143	DBS Trustee Limited
		3,357,596	UOB Kay Hian Private Limited
		10,853,223	MCI, Inc.
Total Interests	:	227,467,962	21.22%

Notes:

1. MCI, Inc. ("MCI") is the beneficial owner of 213,257,143 shares held by DBS Trustee Limited, 10,853,223 shares held under its own name, MCI, and 3,357,596 shares held by UOB Kay Hian Private Limited

2. Macondray & Co., Inc. holds all the issued shares in MCI and is deemed to have an interest in MCI's 227,467,962 shares. The Lorenzo Group (comprising members of the family of the late Luis F. Lorenzo, Sr), which includes directors, Martin P. Lorenzo and Tomas P. Lorenzo is deemed to have an interest in MCI's 227,467,962 shares through Lapanday Holdings Corporation, St. Tropez Holdings Corporation, Macondray Holdings Corporation and Pioneer Ventures, Inc.

Submitted by Yvonne Choo, Company Secretary on 14/01/2004 to the SGX

MASNET No. 69 OF 09.02.2004
Announcement No. 69

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC ANNOUNCES THE APPOINTMENT OF MARIO RESCA AS A DIRECTOR

The Board of Directors of Del Monte Pacific Limited ("DMPL" or "the Company") announced today the appointment of Mr Mario Resca as a Director of the Company, in place of Mr Aldo Marsegaglia, who resigned earlier.

Mr Resca is currently the Chairman of McDonald's Italy and the President of the American Chamber of Commerce in Italy, Confimprese and Italia Zuccheri S.p.A. He also serves on the Boards of Mondadori S.p.A., ENI S.p.A., the American Advertising Association of Italy, and the Commissaries of various Cirio companies.

Cirio Del Monte is a major shareholder and a customer of DMPL. The Cirio Group owns the Del Monte brand in Europe, Middle East and Africa. It is Italy's top producer of tomato products and a leading producer and distributor of canned foods in Europe.

Details and declaration of Mr Mario Resca as required under Rule 704(7) of the Listing Manual are contained in a separate announcement made today.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 09/02/2004 to the SGX

MASNET No. 70 OF 09.02.2004
Announcement No. 70

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED

Announcement Of Appointment Of Director

Date of appointment:	06/02/2004
Name:	Mario Resca
Age:	59
Country of principal residence:	Italy
Whether appointment is executive, and if so, the area of responsibility:	Non-executive
Working experience and occupation(s) during the past 10 years:	1972 Marketing Manager of Chase Manhattan Bank, Rome Br. 1973 Vice President & Branch Manager of Chase Manhattan Brank, Bari Br. 1974 Director of Biondi Finanziaria & Eurogest (Fiat Group) 1975 Managing Partner of Egon Zehnder Italia Manager of M&A Worldwide Network President of Sambonet SpA President of Kenwood Electronics Board Member of Lancome Italia Board Member of RCS Company Board Member of Versace Group

Other directorships
Past (for the last five years)

1990 - Founder and Partner of Eric Salmon & Partners
1995 - President and Managing Director of McDonald's Italia

Present

Chairman	-	McDonald's Italia
Board Member	-	American of Advertising Association
President	-	American Chamber of Commerce in Italy
President	-	Confimprese
Director	-	Mondadori SpA
President	-	Ronald McDonald's Charity House

SEC. NO. 82-5068

Commissary	-	Cirio Del Monte N.V. in A.S.
Commissary	-	Cirio Del Monte Italia S.p.A.in A.S.
Commissary	-	Cirio Finaziaria S.p.A.
Commissary	-	Cirio Holdings S.p.A. in A.S.
Commissary	-	Cirio Holdings Luxembourg S.A. in A.S.
Commissary	-	Cirio Finance Luxembourg S.A. in A.S.
Commissary	-	Cirio Ricerche S.e.p.A.
Member	-	Knight of the Italian Republic (In June 2002, awarded by President of the Italian Republic, "The Honour of Cavaliere Del Lavoro" Knight)
President	-	Italia Zuccheri S.p.A.
Director	-	ENI S.p.A.

Shareholding in the listed issuer and its subsidiaries: None

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries: None

Conflict of interest: None

Information required by Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any question is "yes", full details must be given.

(a) **Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?**
No

(b) **Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?**
No

(c) **Whether there is any unsatisfied judgment against him?**
No

(d) **Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?**
No

(e) **Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal**

proceedings (including any pending criminal proceedings which he is aware of) for such breach?
No

(f) Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part?
No

(g) Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
No

(h) Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?
No

(i) Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?
No

(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of —

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or
(ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?
No

Submitted by Yvonne Choo, Company Secretary on 09/02/2004 to the SGX

MASNET No. 6 OF 10.02.2004
Announcement No. 6

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC TO ANNOUNCE FULL YEAR 2003 RESULTS ON 19 FEBRUARY 2004

Del Monte Pacific Limited will announce the Group's full year 2003 results on Thursday, 19 February 2004.

Online Access

The Management Discussion and Analysis (MDA) and the PowerPoint Presentation on the results will be posted on www.delmontepacific.com and www.sgx.com on the same day.

Submitted by Yvonne Choo, Company Secretary on 10/02/2004 to the SGX

MASNET No. 9 OF 16.02.2004
Announcement No. 9

DEL MONTE PACIFIC LIMITED

APPOINTMENT OF DIRECTOR/CHANGES TO THE COMPOSITION OF THE BOARD COMMITTEES

The Board of Directors of Del Monte Pacific Limited ("DMPL" or "the Company") would like to make the following announcements:

Appointment of Director

Ms Stefanie Yuen Thio has been appointed as a Non-Executive Director of the Company. Ms Yuen Thio is an Advocate and Solicitor of the Supreme Court of Singapore, and is a co-founder and an Executive Director of TSMP Law Corporation, a law firm in Singapore.

Details and declaration of Ms Stefanie Yuen Thio as required under Rule 704(7) of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "SGX-ST") are contained in a separate announcement made today.

Changes to the Composition of the Board Committees

Mr Mario Resca, a Non-Executive Director, has been appointed as a member of the Audit Committee, Nominating Committee, and the Remuneration and Share Option Committee. Mr Thomas F Warner has been appointed as an alternate to Mr Resca in the said committees.

Mr Resca would be considered non-independent for the purposes of Rule 704(8) of the Listing Manual of the SGX-ST.

Subsequent to the above changes, the Audit Committee, Nominating Committee and Remuneration and Share Option Committee would now comprise the following members:

<u>Audit Committee</u>

Mr Michael Hwang (Chairman) (Independent)
Mr Tony Chew Leong-Chee (Independent)
Mr Godfrey E Scotchbrook (Independent)
Mr Tomas P Lorenzo (Non-Executive)
Mr Mario Resca (Non-Executive) [alternate, Mr Thomas F Warner (Executive)]

<u>Nominating Committee</u>

Mr Michael Hwang (Chairman) (Independent)
Mr Tony Chew Leong-Chee (Independent)
Mr Godfrey E Scotchbrook (Independent)
Mr Martin P Lorenzo (Executive) [alternate, Mr Patrick L Go (Non-Executive)]

SEC. NO. 82-5068

Mr Mario Resca (Non-Executive) [alternate, Mr Thomas F Warner (Executive)]

Remuneration and Share Option Committee

Mr Godfrey E Scotchbrook (Chairman) (Independent)
Mr Michael Hwang (Independent)
Mr Tony Chew Leong-Chee (Independent)
Mr Martin P Lorenzo (Executive) [alternate, Mr Patrick L Go (Non-Executive)]
Mr Mario Resca (Non-Executive) [alternate, Mr Thomas F Warner (Executive)]

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 16/02/2004 to the SGX

SEC. NO. 82-5068

MASNET No. 10 OF 16.02.2004
Announcement No. 10

DEL MONTE PACIFIC LIMITED

Announcement Of Appointment Of Non-Executive Director

Date of appointment:	11/02/2004
Name:	Stefanie Yuen Thio
Age:	34
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive
Working experience and occupation(s) during the past 10 years:	1998 - Present Founder and Executive Director, TSMP Law Corporation 1996 - 1998 Senior Associate, Yeo Wee Kiong & Partners 1994 - 1996 Associate, Khattar Wong & Partners

Other directorships
Past (for the last five years)

1. Hitachi Global Storage Technologies Asia, Pte. Ltd.
2. Hitachi Global Storage Technologies Singapore, Pte. Ltd.
3. PCI Avias Pte. Ltd.
4. Rencol MMI Technology Pte Ltd
5. Ecquaria Technologies Pte Ltd
6. CapitalDX Technologies Pte Ltd
7. 3UI.com Pte Ltd
8. ESM Holdings Pte Ltd
9. E-Cementasia.com. Pte Ltd
10. Batavia Holdings Pte Ltd
11. Bodum (Singapore) Pte.Ltd.
12. World Class Land Pte Ltd
13. Beans Factory Pte Ltd
14. New Asia Lifestyle Corporation Pte Ltd
15. Buildsage Technology Pte Ltd
16. LCP Building Products Pte. Ltd.
17. Beans Fusion Pte Ltd
18 Emmanuel Oil and Gas Pte. Ltd.

Present

1. TSMP Law Corporation
2. Asia Prosperity Fund Private Limited
3. Activ Agent International Pte. Ltd.
4. Miracle Molecule Pte. Ltd.
5. Oneshop Enterprise Pte. Ltd.

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Information required by Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any question is "yes", full details must be given.

(a) Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?
No

(b) Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?
No

(c) Whether there is any unsatisfied judgment against him?
No

(d) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?
No

(e) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?
No

(f) **Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part?**
No

(g) **Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

(h) **Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?**
No

(i) **Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?**
No

(j) **Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of —**

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or
(ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?
No

Submitted by Yvonne Choo, Company Secretary on 16/02/2004 to the SGX

MASNET No. 8 OF 19.02.2004
Announcement No. 8

DEL MONTE PACIFIC LIMITED

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Fourth Quarter and Full Year Ended 31 December 2003

DMPL 4Q & FY 03 MDA.pdf

Submitted by Yvonne Choo, Company Secretary on 19/02/2004 to the SGX

Del Monte Pacific Limited

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Fourth Quarter and Full Year Ended 31 December 2003

CONTENTS

For enquiries, please contact:

Jennifer Luy
Del Monte Pacific Limited
Tel: (65) 6228 9702
Fax: (65) 6221 9477
HP: (65) 9824 6765
jluy@delmontepacific.com

DEL MONTE PACIFIC FOURTH QUARTER SALES GREW BY 17% BUT NET PROFIT DOWN SLIGHTLY ON TIGHTENED INVENTORY MANAGEMENT

- **4Q turnover up 17% to US$73m; 4Q net profit down 6% to US$13.4m**
- **Full year turnover up 2% to US$200m; full year net profit down 14% to US$30.2m**
- **Full year operating cash flow up 40% to US$37m**
- **Final dividend of 1.28 US cents/share (2.15 SGD cents/share): 82% payout of 2H net profit**

Singapore, 19 February 2004 – Mainboard-listed Del Monte Pacific Limited (Bloomberg: DELM SP, Reuters: DMPL.SI) announced its turnover for the fourth quarter was US$72.8 million, up 17% versus the same quarter last year, while net profit fell 6% to US$13.4 million from US$14.3 million.

Full-year turnover was US$200.4 million, up 2% compared to last year, while net profit fell 14% to US$30.2 million from US$35.2 million.

Fourth quarter turnover of processed products (71% of Group turnover) grew by 13% while the beverage segment (accounting for 23%) jumped 29%, driven primarily by volume.

Fourth quarter turnover in Asia (66% of Group turnover) rose 7% while turnover in Europe/North America (accounting for 34%) surged 41%, reflecting higher pineapple juice concentrate volume and pricing plus catch-up shipments to Cirio Del Monte under stricter credit controls established in the third quarter of 2003.

The Group's gross profit margin in the fourth quarter declined marginally to 32.8%, down 1.1 percentage points, on the back of some residual impact from the El Niño weather pattern on product costs.

PBIT decreased by 9% to US$15 million from US$16.4 million largely due to a $2.1 million provision relating to tightened inventory management plus higher advertising and promotional expenses.

Without the inventory-related provision, PBIT for the quarter would have been US$17.1 million, up 4% from the prior year quarter, and net profit would have been US$14.8 million, up 3%.

Operating cash flow for the quarter was a very strong US$35.5 million, up 52% from the prior year quarter on the back of tighter working capital management. As a result, the company ended the year with a net cash position of US$19.2 million, up from US$12.6 million at the end of 2002.

The Board declared a final dividend of 1.28 US cents (US$0.0128) per share, representing an 82% payout of the Group's net profit in the second half of 2003. Coupled with the interim dividend of 33% of first half net profit, this translates to a 60% payout of full year profit. The Company has a stated dividend policy of paying a minimum of 33% of full year profit.

Looking ahead, the Company expects some residual effects from El Niño to continue into 2004, although improvements in fruit quality suggest the worst is over. Barring unforeseen circumstances, the Company expects an improved yet still difficult operating environment for 2004, and anticipates that its financial performance will improve over 2003.

FINANCIAL HIGHLIGHTS – FOURTH QUARTER 2003 AND FULL YEAR 2003

Amounts in US$'000 unless otherwise stated[1]	For the three months ended 31 Dec		YoY Change	For the year ended 31 Dec		YoY Change
	2003	2002 (Restated)[2]	(%)	2003	2002 (Restated)[2]	(%)
Turnover	**72,765**	62,450	16.5	**200,445**	196,370	2.1
Gross profit	**23,852**	21,144	12.8	**58,497**	58,242	0.4
Gross profit margin (%)	***32.8***	*33.9*	*(1.1 ppt)*	***29.2***	*29.7*	*(0.5 ppt)*
EBITDA[3]	**16,574**	18,015	(8.0)	**39,157**	43,853	(10.7)
EBITDA margin (%)	***22.8***	*28.8*	*(6.0 ppt)*	***19.5***	*22.3*	*(2.8 ppt)*
PBIT[4]	**14,966**	16,367	(8.6)	**33,221**	39,038	(14.9)
PBIT margin (%)	***20.6***	*26.2*	*(5.6 ppt)*	***16.6***	*19.9*	*(3.3 ppt)*
Net profit	**13,392**	14,259	(6.1)	**30,197**	35,168	(14.1)
Net profit margin (%)	***18.4***	*22.8*	*(4.4 ppt)*	***15.1***	*17.9*	*(2.8 ppt)*
EPS (US cents)	**1.25**	1.33	(6.1)	**2.82**	3.28	(14.1)
Net cash	**19,234**	12,605	52.6	**19,234**	12,605	52.6
Cash flow from operations	**35,532**	23,422	51.7	**36,932**	26,468	39.5
Capital expenditure	**2,325**	2,943	(21.0)	**7,559**	10,315	(26.7)
Dividend per share (US cents)	**1.28**	1.56	(18.0)	**1.69**	1.97	(14.2)

1 The Company's reporting currency is US dollars. See Notes to the Financial Statements number 1 for the Singapore-dollar equivalent table

2 2002 figures were restated as a result of the adoption of International Accounting Standard (IAS) 41, see page 18

3 Earnings Before Interest, Tax, Depreciation, Amortisation and Foreign Exchange Gains (Losses)

4 Profit Before Interest and Tax. Effective second quarter 2003, the Group adopted the generally accepted definition of PBIT, which is Profit before Interest and Tax. Previously, the Group's definition of PBIT was Profit before Interest Expense, Foreign Exchange Loss and Tax

REVIEW OF OPERATING PERFORMANCE

The Group's turnover for the fourth quarter of 2003 increased by 17% to US$72.8 million, while full year turnover improved slightly by 2% to US$200.4 million.

Our core products—processed products and beverages—which accounted for 94% of total turnover in the fourth quarter, increased by 16% primarily due to higher volume. Full year turnover of core products improved by 6% to US$185.8 million.

Turnover of non-processed products—the non-core cattle business plus fresh pineapples sold only in Asia, accounting for 6% of Group turnover —rose 18% compared to the prior year quarter due to better prices.

Asia contributed 66% of Group turnover, versus 71% in the same quarter last year. Turnover in Asia improved by 7% due to better volume and pricing.

Turnover in Europe/North America accounted for 34% of Group turnover, versus 29% in the same quarter last year. Turnover in the region increased by 41% driven by strong pineapple juice concentrate sales.

The Group's gross profit margin for the quarter declined marginally to 32.8% as higher product costs more than offset the benefits of better volume and pricing, and a favourable product mix. For the full year, gross profit margin went down marginally by 0.5 percentage point to 29.2%, due primarily to higher product costs and lower margins in the non-core non-processed business.

PBIT for the quarter decreased by 9% to US$15 million in spite of higher sales. This was primarily due to a US$2.1 million provision relating to tightened inventory management plus higher advertising and promotional expenses. Full-year PBIT fell 15% to US$33.2 million.

Net profit for the fourth quarter declined by 6% to US$13.4 million due to lower PBIT. Without the inventory-related provision, net profit for the quarter would have been US$14.8 million, up 3% from the prior year quarter. Full year net profit decreased by 14% to US$30.2 million as a result of lower PBIT.

Group operating cash flow during the quarter rose 52% to US$35.5 million, compared to US$23.4 million in the same quarter last year, reflecting better working capital management. Year to date operating cash flow was US$36.9 million compared to US$26.5 million last year.

Capital expenditure in the fourth quarter decreased by 21% to US$2.3 million from US$2.9 million reflecting continued reduction as recent major capital projects have now been completed.

Effective 1 January 2003, the Group adopted International Accounting Standards (IAS) 41 as required by the International Accounting Standards Board (IASB). The impact of IAS 41 increased 4Q 2003 PBIT and net profit by US$197,417 and US$199,671, respectively.

Without the adoption of this accounting policy, PBIT would have decreased by 10% instead of 9% while net profit would have declined by 7% instead of 6% over the prior year quarter.

VARIANCE FROM PROSPECT STATEMENT

The fourth quarter and full year results are in line with the outlook indicated at our last results announcement.

BUSINESS OUTLOOK

Looking ahead, the Company expects some residual effects from El Niño to continue into 2004, although improvements in fruit quality suggest the worst is over. Barring unforeseen circumstances, the Company expects an improved yet still difficult operating environment for 2004, and anticipates that its financial performance will improve over 2003.

REVIEW OF TURNOVER AND PBIT

1. By geographical segments

In US$'000	Turnover			PBIT		
	For the three months ended 31 Dec		YoY Change	For the three months ended 31 Dec		YoY Change
	2003	2002	(%)	2003	2002 (Restated)	(%)
Asia	**47,676**	44,607	6.9	**8,561**	11,178	(23.4)
Europe/North America	**25,089**	17,843	40.6	**6,405**	5,189	23.4
Total	**72,765**	62,450	16.5	**14,966**	16,367	(8.6)

In US$'000	Turnover			PBIT		
	For the year ended 31 Dec		YoY Change	For the year ended 31 Dec		YoY Change
	2003	2002	(%)	2003	2002 (Restated)	(%)
Asia	**128,449**	133,536	(3.8)	**18,585**	25,476	(27.0)
Europe/North America	**71,996**	62,834	14.6	**14,636**	13,562	7.9
Total	**200,445**	196,370	2.1	**33,221**	39,038	(14.9)

See Notes to the Financial Statements number 4 for more details

Asia

Turnover in Asia, which accounted for 66% of fourth quarter turnover, increased by 7% to US$47.7 million due to improved volume and prices for both core and non-core products.

In the Philippines, turnover increased by 3% mainly driven by the tomato-based products. Overall volume in the Philippines grew by 4%, but pricing in US dollar terms was affected by the 4% depreciation of the Peso. The rest of Asia registered a 32% increase in turnover as a result of improved volume and prices, primarily driven by the processed fruit segment.

Asia PBIT declined by 23% to US$8.6 million from US$11.2 million in spite of increased turnover due to the inventory provision and higher advertising and promotional expenses.

For the full year, turnover in Asia declined by 4% to US$128.4 million while PBIT fell 27% to US$18.6 million.

Europe/North America

Turnover in Europe/North America for the fourth quarter, which accounted for 34% of Group turnover, increased by 41% to US$25.1 million from US$17.8 million, driven by significant volume improvement and higher prices for pineapple juice concentrate and pineapple solids.

PBIT for Europe/North America improved by 23% to US$6.4 million from US$5.2 million as a result of higher volume and pricing partially offset by higher operating expenses relating to the inventory provision.

For the full year, turnover in Europe/North America improved by 15% to US$72 million while PBIT improved by 8% to US$14.6 million.

2. By business segments

In US$'000	Turnover			PBIT		
	For the three months ended 31 Dec		YoY Change	For the three months ended 31 Dec		YoY Change
	2003	2002	(%)	2003	2002 (Restated)	(%)
Processed Products	**51,836**	45,900	12.9	**10,850**	12,982	(16.4)
Beverages	**16,873**	13,113	28.7	**4,020**	3,570	12.6
Non-processed Products	**4,056**	3,437	18.0	**96**	(185)	n/m
Total	**72,765**	62,450	16.5	**14,966**	16,367	(8.6)

In US$'000	Turnover			PBIT		
	For the year ended 31 Dec		YoY Change	For the year ended 31 Dec		YoY Change
	2003	2002	(%)	2003	2002 (Restated)	(%)
Processed Products	**137,644**	134,394	2.4	**23,517**	29,228	(19.5)
Beverages	**48,195**	41,380	16.5	**9,225**	7,687	20.0
Non-processed Products	**14,606**	20,596	(29.1)	**479**	2,123	(77.4)
Total	**200,445**	196,370	2.1	**33,221**	39,038	(14.9)

See Notes to the Financial Statements number 4 for more details
n/m-not meaningful

Processed Products

Processed products, the largest product category, which contributed 71% of the Group's fourth quarter turnover, consist of processed fruits (pineapple solids and tropical mixed fruits), tomato-based products and other processed products such as pasta and condiments.

Turnover of processed products increased by 13% to US$51.8 million, on the back of an 11% volume improvement and a slight increase in price of 2%, driven by pineapple solids in Europe/North America and tomato-based products in the Philippines.

PBIT for the fourth quarter declined by 16% to US$10.9 million from US$13 million, primarily due to higher operating expenses relating to the inventory provision and higher advertising and promotional expenses.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate. This segment accounted for 23% of the Group's turnover in the fourth quarter of 2003.

Turnover for this segment grew by 29% to US$16.9 million due to a 32% volume increase partially offset by a 3% reduction in price. The improvement was primarily driven by pineapple juice concentrate in Europe/North America, whose turnover rose 88% on the back of increases in volume and price.

PBIT for the fourth quarter grew by 13% to US$4 million with the improved gross profit partially offset by higher operating expenses.

Non-processed Products

Accounting for 6% of the Group's turnover in the fourth quarter of 2003, non-processed products consist mainly of the non-core cattle business and fresh pineapples - both sold only in Asia. The cattle operation is used for the disposal of pineapple pulp.

Turnover for this segment rose 18% to US$4.1 million from US$3.4 million, mainly due to better prices on fresh pineapples compared to a year ago. As a result, this segment's PBIT in the fourth quarter turned around from a US$0.2 million loss to US$0.1 million profit.

REVIEW OF COST OF GOODS SOLD AND OPERATING EXPENSES

% of Turnover	For the three months ended 31 Dec		For the year ended 31 Dec	
	2003	2002 (Restated)	2003	2002 (Restated)
Cost of Goods Sold	**67.2**	66.1	**70.8**	70.3
Distribution & Selling Expenses	**4.0**	3.5	**6.8**	5.6
Other Operating Expenses	**6.4**	2.1	**3.9**	2.4

Cost of Goods Sold

For the fourth quarter, cost of goods sold as a percentage of turnover increased slightly to 67.2% from 66.1%. For the full year period, cost of goods sold as a percentage of turnover increased marginally to 70.8% from 70.3%. These increases were primarily due to the impact of El Niño which reduced yields and fruit quality, partially offset by the weaker Peso.

Distribution & Selling Expenses

Distribution and selling expenses as a percentage of fourth-quarter turnover increased to 4% from 3.5%. Total spending for the year increased by 35% to US$2.9 million from US$2.2 million due to higher marketing support for the base business as well as new product launches. For the full year, distribution and selling expenses rose to 6.8% from 5.6% for the same reasons.

Other Operating Expenses

For the fourth quarter, other operating expenses as a percentage of turnover increased to 6.4% from 2.1%. Other operating expenses rose to US$4.6 million from US$1.3 million in the same quarter last year. This was primarily due to a US$2.1 million provision for inventory obsolescence. For the full year, other operating expenses as a percentage of turnover increased to 3.9% from 2.4%. Operating expenses included the IAS 41 adjustments which had a favourable impact of US$197,417 in the fourth quarter and US$512,402 for the full year. (See Accounting Policies on Page 18).

In US$'000	For the three months ended 31 Dec		YoY Change	For the year ended 31 Dec		YoY Change
	2003	2002	(%)	2003	2002	(%)
Other operating expenses (before IAS 41)	**4,836**	1,334	262.5	**8,410**	4,755	76.9
Changes in fair value of livestock and harvested pineapples that remain unsold as at the end of the period	**(197)**	(51)	286.3	**(512)**	(7)	7,214.3
Other operating expenses (after IAS 41)	**4,639**	1,283	261.6	**7,898**	4,748	66.3

REVIEW OF GROUP ASSETS AND LIABILITIES

Extract of Accounts with Significant Variances in US$'000	As at	
	31 Dec 2003	31 Dec 2002 (Restated)
Others assets	6,033	5,351
Biological assets*	34,234	36,694
Accounts receivables	20,672	19,556
Other debtors, deposits and prepayments	6,806	5,636
Due from affiliated companies (trade)	3,825	5,500

* Biological assets consist of deferred growing crops and livestock

Other assets

Other assets increased compared to last year because of advances to landowners for long-term leases of agricultural land (increase in rental rates and developmental costs of additional land procured during the period).

Biological assets

The decrease was primarily due to reduced livestock inventory.

Accounts receivables

Accounts receivables increased compared to last year due to higher sales in markets with longer credit terms.

Other debtors, deposits and prepayments

The increase was due to advances to landowners under leases of agricultural land and grower contracts and security deposit for warehouses leased.

Due from affiliated companies (trade)

While higher sales were generated this year versus the same period last year, there was a decrease in total receivables due from the Cirio group as a result of the adoption of a "pay before release" arrangement to secure payment.

SHARE CAPITAL

Ordinary shares issued and fully paid-up share capital	31 Dec 2003	31 Dec 2002
Number of shares	**1,072,079,194**	1,071,629,194
Share capital (US$'000)	**10,721**	10,716

A total of 450,000 share options were exercised in 2003 (40,000 in the fourth quarter), and new shares were issued as a result thereof. As at 31 December 2003, the total number of outstanding share options was 19,545,265 (31 December 2002: 22,046,180). A total of 2,050,915 options lapsed since 31 December 2002.

CASH FLOW AND LIQUIDITY

Cash flow in US$'000	
Net debt for the period ended 30 September 2003	(13,534)
Net cash from operating activities	35,532
Capital expenditure	(2,325)
Proceeds from disposal of fixed assets	7
Proceeds from exercise of share options	11
Effect of exchange rate changes	(457)
Net cash for the period ended 31 December 2003	19,234

Liquidity in US$'000	31 Dec 2003	31 Dec 2002
Gross borrowings	**31,276**	15,232
Current	**31,276**	15,232
Secured	**-**	-
Unsecured	**31,276**	15,232
Non-current		
Secured	**-**	-
Unsecured	**-**	-
Less: Cash and bank balances	**50,510**	27,837
Net cash	**19,234**	12,605

The Group's net cash (cash and bank balances less borrowings) amounted to US$19.2 million as at 31 December 2003 compared to US$12.6 million at 31 December 2002 as a result of tighter balance sheet and working capital management.

CAPITAL EXPENDITURE

In the fourth quarter of 2003, capital expenditure decreased by 21% to US$2.3 million from US$2.9 million in the same quarter last year. Capital expenditure continued to focus on productivity and quality-enhancing projects. The major projects for the quarter were:

- Acquisition of two chopping machines to provide for a more environmentally-friendly method for land clearing and preparation.
- Replacement of six deep wells in the Plantation to ensure adequate water supply.
- Acquisition of steel storage racks and bins for the Cannery and Plantation
- Warehouse extension for additional storage capacity

In US$'000	For the three months ended 31 Dec	
	2003	2002
Capex	**2,325**	2,943
Depreciation	**1,460**	1,268

DIVIDENDS

The Directors declared a final dividend of 1.28 US cents (US$0.0128) representing an 82% payout of second-half net profit of US$16.8 million. Coupled with the interim dividend of 33% of first half net profit, this translates to a 60% payout of full year profit.

Dividends	For the year ended 31 Dec			
	2003		2002	
Name of dividend	**Final Ordinary**	**Interim Ordinary**	Final Ordinary	Interim Ordinary
Type of dividend	**Cash**	**Cash**	Cash	Cash
Dividend amount per share	**1.28 US cents per ordinary share (tax not applicable)**	**0.41 US cents per ordinary share (tax not applicable)**	1.56 US cents per ordinary share (tax not applicable)	0.41 US cents per ordinary share (tax not applicable)
Par value of shares	**US$0.01**	**US$0.01**	US$0.01	US$0.01
Tax rate	**Nil**	**Nil**	Nil	Nil
Book closure date	**6 May 2004***	4 September 2003	20 March 2003	16 August 2002
Payable date	**25 May 2004**	25 September 2003	7 April 2003	30 August 2002

* Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 6 May 2004 for the preparation of dividend warrants. Registrable share transfers received by the Company's Share Transfer Agent, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, by 5.00 pm on 5 May 2003 will be registered before the entitlements to the dividends are determined.

DEL MONTE PACIFIC LIMITED
UNAUDITED PROFIT AND LOSS STATEMENTS

Amounts in US$'000	Group					
	For the three months ended 31 Dec			For the year ended 31 Dec		
	2003	2002 (Restated)	%	2003	2002 (Restated)	%
Turnover	**72,765**	62,450	16.5	**200,445**	196,370	2.1
Cost of sales	**(48,913)**	(41,306)	18.4	**(141,948)**	(138,128)	2.8
Gross profit	**23,852**	21,144	12.8	**58,497**	58,242	0.4
Distribution and selling expenses	**(2,946)**	(2,186)	34.8	**(13,568)**	(11,083)	22.4
General and administration expenses	**(1,229)**	(1,004)	22.4	**(3,373)**	(3,266)	3.3
Other operating expenses	**(4,639)**	(1,283)	261.6	**(7,898)**	(4,748)	66.3
Profit from operations	**15,038**	16,671	(9.8)	**33,658**	39,145	(14.0)
Financial income	**137**	279	(50.9)	**832**	778	6.9
Financial expense	**(853)**	(744)	14.7	**(2,599)**	(1,637)	58.8
Profit before tax	**14,322**	16,206	(11.6)	**31,891**	38,286	(16.7)
Tax	**(930)**	(1,947)	(52.2)	**(1,694)**	(3,118)	(45.7)
Net profit attributable to shareholders	**13,392**	14,259	(6.1)	**30,197**	35,168	(14.1)
Notes:						
Depreciation and amortisation	(1,536)	(1,344)	14.3	(5,499)	(4,708)	16.8
Financial income comprise the following:						
Interest income	**137**	279	(50. 9)	**832**	778	6.9
Financial expense comprise the following:						
Interest expense	**(781)**	(440)	77.5	**(2,162)**	(1,530)	41.3
Foreign exchange loss	**(72)**	(304)	(76.3)	**(437)**	(107)	308.4
	(853)	(744)	14.7	(2,599)	(1,637)	58.8

Earnings per ordinary share in US cents	Group			
	For the three months ended 31 Dec		For the year ended 31 Dec	
Earnings per ordinary share based on net profit attributable to shareholders:	2003	2002 (Restated)	2003	2002 (Restated)
(i) Based on existing issued share capital	**1.25**	1.33	**2.82**	3.28
(ii) On a fully diluted basis	**1.25**	1.33	**2.82**	3.28

DEL MONTE PACIFIC LIMITED
UNAUDITED BALANCE SHEETS

Amounts in US$'000	Group		Company	
	31 Dec 2003	31 Dec 2002 (Restated)	31 Dec 2003	31 Dec 2002
EQUITY				
Share capital	**10,721**	10,716	**10,721**	10,716
Share premium	**65,936**	65,815	**66,075**	65,954
Translation reserves	**(67,665)**	(64,360)	**-**	-
Revenue reserves	**140,291**	131,207	**676**	524
	149,283	143,378	**77,472**	77,194
ASSETS LESS LIABILITIES				
Fixed assets	**48,719**	48,441	**-**	-
Subsidiaries	**-**	-	**10,149**	10,149
Intangible assets	**9,316**	9,619	**-**	-
Other assets	**6,033**	5,351	**-**	-
Current assets				
Inventories	**41,529**	41,197	**-**	-
Biological assets *	**34,234**	36,694	**-**	-
Accounts receivable	**20,672**	19,556	**-**	-
Other debtors, deposits and prepayments	**6,806**	5,636	**-**	57
Due from subsidiaries (non-trade)	**-**	-	**80,139**	80,277
Due from affiliated companies (trade)	**3,825**	5,500	**-**	-
Due from shareholder companies (non-trade)	**-**	456	**-**	456
Short-term deposits	**46,030**	24,185	**-**	-
Cash and bank balances	**4,480**	3,652	**6**	4
	157,576	136,876	**80,145**	80,794

* Biological assets consist of deferred growing crops and livestock

DEL MONTE PACIFIC LIMITED
UNAUDITED BALANCE SHEETS (CONTINUED)

Amounts in US$'000	Group		Company	
	31 Dec 2003	31 Dec 2002 (Restated)	31 Dec 2003	31 Dec 2002
Current liabilities				
Accounts payable	8,827	8,967	-	-
Other creditors and accruals	16,579	16,040	467	593
Due to subsidiaries (non-trade)	-	-	12,355	13,156
Short-term borrowings (unsecured)	31,276	15,232	-	-
Provision for tax	732	1,139	-	-
	57,414	41,378	12,822	13,749
Net current assets	100,162	95,498	67,323	67,045
Non-current liabilities				
Due to an affiliated company (non-trade)	(7,497)	(7,279)	-	-
Deferred tax liabilities	(7,450)	(8,252)	-	-
	149,283	143,378	77,472	77,194

Net asset value per ordinary share in US cents	Group		Company	
	31 Dec 2003	31 Dec 2002 (Restated)	31 Dec 2003	31 Dec 2002
Net asset value per ordinary share	13.93	13.38	7.23	7.20

DEL MONTE PACIFIC LIMITED
UNAUDITED STATEMENTS OF CHANGES IN EQUITY

THE GROUP

Amounts in US$'000	Share capital	Share premium	Translation reserves	Revenue reserves	Total
As at 1 January 2002, as previously stated	10,716	65,815	(61,953)	114,596	129,174
Changes in accounting policies (IAS 41)	-	-	-	625	625
As at 1 January 2002, as restated	10,716	65,815	(61,953)	115,221	129,799
As at 1 October 2002	10,716	65,815	(63,141)	116,948	130,338
Currency translation differences	-	-	(1,219)	-	(1,219)
Net profit attributable to shareholders	-	-	-	14,259	14,259
As at 31 December 2002, as restated	10,716	65,815	(64,360)	131,207	143,378
As at 1 January 2003, as previously stated	10,716	65,815	(64,360)	130,575	142,746
Changes in accounting policies (IAS 41)	-	-	-	632	632
As at 1 January 2003, as restated	10,716	65,815	(64,360)	131,207	143,378
As at 1 October 2003	10,720	65,926	(66,924)	126,899	136,621
Currency translation differences	-	-	(741)	-	(741)
Share issued under share option plan	1	10	-	-	11
Net profit attributable to shareholders	-	-	-	13,392	13,392
Dividends	-	-	-	-	-
As at 31 December 2003	10,721	65,936	(67,665)	140,291	149,283

THE COMPANY

Amounts in US$'000	Share capital	Share premium	Revenue reserves	Total
As at 1 January 2002	10,716	65,954	493	77,163
As at 1 October 2002	10,716	65,954	1,245	77,915
Net profit attributable to shareholders	-	-	(721)	(721)
Dividends	-	-	-	-
As at 31 December 2002	10,716	65,954	524	77,194
As at 1 January 2003	10,716	65,954	524	77,194
As at 1 October 2003	10,720	66,065	1,767	78,552
Share issued under share option plan	1	10	-	11
Net profit attributable to shareholders	-	-	(1,091)	(1,091)
As at 31 December 2003	10,721	66,075	676	77,472

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$'000	For the three months ended 31 Dec		For the year ended 31 Dec	
	2003	2002 (Restated)	2003	2002 (Restated)
Cash flows from operating activities				
Net profit attributable to shareholders	13,392	14,259	30,197	35,168
Adjustments for:				
Depreciation and amortisation	1,536	1,344	5,499	4,708
Provision for asset impairment	137	-	137	-
Provision for stock obsolescence	1,919	1,130	2,132	1,130
Provision for doubtful debts	25	4	177	63
(Writeback of) provision for deferred income tax	(441)	306	(465)	535
Loss (gain) on disposal of fixed assets	27	(1)	-	48
Operating profit before working capital changes	16,595	17,042	37,677	41,652
Decrease (increase) in:				
Other assets	2,188	(57)	(682)	(1,993)
Inventories	11,910	9,549	(2,443)	(2,785)
Biological assets	3,105	(2,006)	2,460	(1,210)
Accounts receivable	(3,624)	(7,844)	(1,251)	(4,366)
Other debtors, deposits and prepayments	272	3,287	(1,170)	1,912
Due (to) from affiliated companies	(553)	3,797	2,349	945
Increase (decrease) in:				
Accounts payable and accrued liabilities	5,135	(1,448)	399	(8,100)
Provision for taxation	504	1,102	(407)	413
Net cash from operating activities	35,532	23,422	36,932	26,468
Cash flows from investing activities				
Proceeds from disposal of fixed assets	7	14	46	91
Purchase of fixed assets	(2,325)	(2,943)	(7,559)	(10,315)
Net cash used in investing activities	(2,318)	(2,929)	(7,513)	(10,224)
Cash flows from financing activities				
(Repayment) short-term borrowings	(5,253)	(13,594)	16,044	8,160
Proceeds from exercise of stock options	11	-	126	-
Dividends paid	-	-	(21,113)	(19,182)
Net cash used in financing activities	(5,242)	(13,594)	(4,943)	(11,022)
Effect of exchange rate changes on cash and cash equivalents	(457)	(762)	(1,803)	(1,550)
Net decrease in cash and cash equivalents	27,515	6,137	22,673	3,672
Cash and cash equivalents, beginning of period	22,995	21,700	27,837	24,165
Cash and cash equivalents, end of period	50,510	27,837	50,510	27,837

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Supplemental Disclosures of Cash Flow Information

Amounts in US$'000	**For the three months ended 31 Dec**		**For the year ended 31 Dec**	
	2003	**2002**	**2003**	**2002**
(a) Cash paid (received) during the year, included in operating activities				
Interest expenses	**656**	422	**1,697**	1;231
Interest income	**(100)**	(154)	**(751)**	(696)
Income taxes	**977**	509	**2,632**	2,131
(b) Analysis of the balances of cash and cash equivalents				
Cash and bank balances	**4,480**	3,652	**4,480**	3,652
Short-term deposits	**46,030**	24,185	**46,030**	24,185
	50,510	27,837	**50,510**	27,837

NOTES TO THE FINANCIAL STATEMENTS

Certain comparative figures have been restated due to adjustment resulting from changes in accounting standards.

1. FINANCIAL HIGHLIGHTS IN SINGAPORE DOLLARS

Amounts in S$'000 unless otherwise stated	For the three months ended 31 Dec		YoY Change	For the year ended 31 Dec		YoY Change
	2003	2002 (Restated)	(%)	2003	2002 (Restated)	(%)
Turnover	**125,883**	110,537	13.9	**348,774**	353,466	(1.3)
Gross profit	**41,264**	37,425	10.3	**101,785**	104,836	(2.9)
Gross profit margin (%)	***32.8***	*33.9*	*(1.1 ppt)*	***29.2***	*29.7*	*(0.5 ppt)*
EBITDA	**28,673**	31,887	(10.1)	**68,133**	78,935	(13.7)
EBITDA margin (%)	***22.8***	*28.8*	*(6.0 ppt)*	***19.5***	*22.3*	*(2.8 ppt)*
PBIT	**25,891**	28,970	(10.6)	**57,805**	70,268	(17.7)
PBIT margin (%)	***20.6***	*26.2*	*(5.6 ppt)*	***16.6***	*19.9*	*(3.3 ppt)*
Net profit	**23,168**	25,238	(8.2)	**52,543**	63,302	(17.0)
Net profit margin (%)	***18.4***	*22.8*	*(4.4 ppt)*	***15.1***	*17.9*	*(2.8 ppt)*
EPS (SG cents)	**2.16**	2.35	(8.1)	**4.90**	5.90	(16.9)
Net cash	**33,467**	22,689	47.5	**33,467**	22,689	47.5
Cash flow from operations	**61,470**	41,457	48.3	**64,262**	47,642	34.9
Capital expenditure	**4,022**	5,209	(22.8)	**13,153**	18,567	(29.2)
Dividend per share (SG cents)	**2.15**	2.76	(22.1)	**2.87**	3.47	(17.3)

Note:
P&L S$/US$ conversion rate: 1.73 (4Q03), 1.74 (FY03), 1.77 (4Q02) and 1.80 (FY02).
Dividend S$/US$ conversion rate: 1.68 (Indicative rate 4Q03), 1.70 (Average rate FY03), 1.77 (Actual rate 4Q02) and 1.76 (Average rate FY02).

2. AUDIT

Full year 2003 figures have neither been audited nor reviewed by the Group's auditors.

3. ACCOUNTING POLICIES

The accounting policies and methods of computation for the preparation of the financial statements for the quarter ended 31 December 2003 are consistent with those disclosed in the audited financial statements for the year ended 31 December 2002, with the exception of the adoption of IAS 41 as required by the IASB and described below.

International Accounting Standard (IAS) 41, Agriculture

IAS 41 which took effect for financial years beginning on or after 1 January 2003, establishes accounting treatment, financial statement preparation, and disclosures related to agricultural activity. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

The standard requires biological assets and agricultural produce at the point of harvest, to be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sales costs. Gain and loss arising from these measurements should be included in the

net profit or loss for the period in which it arises. However, where fair value of the biological assets cannot be measured reliably, the biological assets should be stated at cost less accumulated depreciation and any accumulated impairment losses.

The adoption of IAS 41 has resulted in the Group stating its biological assets (livestock) and its agriculture produce (harvested pineapples) at its fair value less estimated point-of-sale costs, except for some of its biological assets (growing crops) where the fair value cannot be measured reliably. For such biological assets, they are measured at costs less any accumulated depreciation and any accumulated impairment losses.

Previously, all of the Group's biological assets (including livestock) and agricultural produce (harvested pineapples) were stated in the balance sheet of the Group at the lower of cost and net realisable value. The change has been applied retrospectively by adjusting the opening balance of revenue reserves as at 1 January 2002. The comparative figures have been restated accordingly.

The change in accounting policy has resulted in the Group increasing the carrying value of its inventories and biological assets, net of tax, by US$0.6 million, as at 1 January 2002 with corresponding increase in the revenue reserves as at 1 January 2002.

Changes in fair values less estimated point-of-sale costs of livestock and harvested pineapples included in the profit and loss account are as follows:

In US$'000	**For the three months ended 31 Dec**		**For the year ended 31 Dec**	
Changes in fair value	**2003**	**2002**	**2003**	**2002**
Included in costs of sales, relating to livestock and harvested pineapples sold during the period	**3,022**	3,698	**8,010**	9,788
Included in operating expenses, relating to livestock and harvested pineapples remaining unsold as at the end of the period	**197**	51	**512**	7
Total change in fair value	**3,219**	3,749	**8,522**	9,795

Due to the change in fair values of livestock and agricultural produce that remain unsold at each reporting period, the adoption of IAS 41 had the effect of increasing the Group's PBIT and net profit for 4Q 2003 by US$197,417 and US$199,671, respectively.

In US$'000	**For the three months ended 31 Dec**		**For the year ended 31 Dec**	
IAS 41 Impact on Profitability	***2003***	***2002***	***2003***	***2002***
PBIT	**197**	51	**512**	7
Net Profit	**200**	47	**485**	7

4. GROUP SEGMENTAL REPORTING

By business segments

For the year ended 31 Dec 2003 in US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	137,644	48,195	14,606	200,445
Profit from operations, representing segment result	23,822	9,351	485	33,658
Net foreign exchange loss	(305)	(126)	(6)	(437)
Profit before interest and tax	23,517	9,225	479	33,221
Net interest expense	(926)	(384)	(20)	(1,330)
Profit before tax	22,591	8,841	459	31,891
Tax				(1,694)
Net profit attributable to shareholders				30,197
Segment assets	116,540	47,057	7,537	171,134
Unallocated assets				50,510
Consolidated total assets				221,644
Segment liabilities	24,673	6,595	1,635	32,903
Unallocated liabilities				39,458
Consolidated total liabilities				72,361
Capital expenditure	4,138	3,289	132	7,559
Depreciation	3,186	1,846	164	5,196
Amortisation	206	70	27	303
Non-cash expenses (net) other than depreciation and amortisation	1,053	830	98	1,981

For the year ended 31 Dec 2002 (Restated) in US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	134,394	41,380	20,596	196,370
Profit from operations, representing segment result	29,308	7,710	2,127	39,145
Net foreign exchange loss	(79)	(24)	(4)	(107)
Profit before interest and tax	29,229	7,686	2,123	39,038
Net interest expense	(563)	(157)	(32)	(752)
Profit before tax	28,666	7,529	2,091	38,286
Tax				(3,118)
Net profit attributable to shareholders				35,168
Segment assets	111,909	50,172	10,369	172,450
Unallocated assets				27,837
Consolidated total assets				200,287
Segment liabilities	24,235	6,474	1,577	32,286
Unallocated liabilities				24,623
Consolidated total liabilities				56,909
Capital expenditure	6,062	4,086	167	10,315
Depreciation	2,542	1,683	180	4,405
Amortisation	199	67	37	303
Non-cash expenses (net) other than depreciation and amortisation	1,315	521	(60)	1,776

By geographical segments

In US$'000	Turnover		Capital expenditure		Total assets	
	For the year ended 31 Dec				As at 31 Dec	
	2003	2002	2003	2002	2003	2002 (Restated)
Asia	**128,449**	133,536	**7,559**	10,315	**221,664**	200,287
Europe/North America	**71,996**	62,834	**-**	-	**-**	-
Total	**200,445**	196,370	**7,559**	10,315	**221,664**	200,287

5. QUARTERLY TURNOVER AND PBIT BREAKDOWN

In US$'000	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03
Turnover	35,139	49,709	49,072	62,450	35,061	49,541	43,078	**72,765**
PBIT	4,426	9,118	9,127	16,367	4,987	9,287	3,981	**14,966**
Net profit attributable to shareholders	4,781	8,418	7,710	14,259	4,870	8,536	3,399	**13,392**

6. INTERESTED PERSON TRANSACTIONS

The aggregate value of interested person transactions conducted pursuant to shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual was as follows:

In US$'000	For the three months ended 31 Dec		For the year ended 31 Dec	
	2003	2002 (Restated)	2003	2002 (Restated)
Income				
Sales to Cirio Del Monte group	**9,657**	3,878	**20,218**	19,247
Sales to Macondray group	**717**	214	**2,372**	1,571
Financial income from Cirio Del Monte group	**46**	154	**388**	224
Financial income from Macondray group*	**-**	(16)	**-**	43
Sub-total	**10,420**	4,230	**22,978**	21,085
Expenses				
Purchases from Cirio Del Monte group	**-**	**(4)	**154**	166
Purchases from Macondray group	**1,191**	1,814	**9,322**	7,138
Sub-total	**1,191**	1,810	**9,476**	7,304
Aggregate value	**11,611**	6,040	**32,454**	28,389

* Adjustment on prior quarter interest accrual

** Prior year discounts from Cirio Del Monte group

RISK MANAGEMENT

Group Assets

It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. All insured assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses forward exchange contracts, foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies. Existing forward exchange contracts cover present and future trade commitments as well as other liabilities.

Inflation

The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash Management

The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms.

Credit Risk

The Group sells its products through major distributors and buyers in various geographical regions. Management has implemented a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis; however, there is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the

right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

CORPORATE PROFILE

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited (Bloomberg: DELM SP/ Reuters: DMPL.SI) is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries (the "Company" or "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

Further information on the Company is available at www.delmontepacific.com

To subscribe to our email alerts, please send a request to invest@delmontepacific.com

MASNET No. 80 OF 19.02.2004
Announcement No. 86

DEL MONTE PACIFIC LIMITED

Del Monte Pacific 4Q and FY 2003 Results Presentation

DMPL FY2003 Power Point.pdf

Submitted by Yvonne Choo, Company Secretary on 19/02/2004 to the SGX

Del Monte Pacific Limited

2003 Results
19 February 2004


Fresh Cut
CHUNKS
FOUR SEASONS
Fiesta
Fiesta
Fiesta
TOMATO SAUCE
SPAGHETTI SAUCE

SEC. NO. 82-5068

Agenda

- 4Q 2003 Financials
- FY 2003 Financials
- Dividend
- Outlook for 2004
- Appendix

Fourth Quarter 2003

In US$m	4Q 2002	**4Q 2003**	Change
Turnover	62.5	**72.8**	↑ **17%**
EBITDA	18.0	**16.6**	↓ **8%**
PBIT	16.4	**15.0**	↓ **9%**
Net Profit	14.3	**13.4**	↓ **6%**
EPS (US cents)	1.33	**1.25**	↓ **6%**
Operating Cash Flow	23.4	**35.5**	↑ **52%**
Net Cash	12.6	**19.2**	↑ **53%**

Turnover Variance Analysis

in US$m



4Q02
62.5
+7.6
+2.3
+2.0
-1.6
4Q03
72.8
Volume
Mix
Price
Currency

Margins Lower



Down due to El Niño-related higher product costs
Affected by tighter inventory management and higher marketing costs
% Margin
40
30
20
10
0
33.9
32.8
26.2
20.6
22.8
18.4
Gross Profit
PBIT
Net Profit
4Q02
4Q03

PBIT Variance Analysis

in US$m


Tighter inventory management and higher marketing costs
4Q02
4Q03
16.4
+2.7
-3.3
-0.8
15.0
PBIT
Gross Profit
Other Operating Exp.
Dist. & Selling Exp.
PBIT

SEC. NO. 82-5068

Market Analysis


Asia
Europe/
N America

4Q03 Turnover


66%
34%
+7%
+41%

FY03 Turnover


64%
36%
-4%
+15%

4Q03 PBIT


57%
43%
-23%
+23%

FY03 PBIT


56%
44%
-27%
+8%

Product Analysis


Processed products
Beverages
Non-processed

4Q03 Turnover


+13%
71%
23%
6%
+29%
+18%

FY03 Turnover


+2%
69%
24%
7%
+17%
-29%

4Q03 PBIT


-16%
72%
27%
1%
+13%
n/m

FY03 PBIT


-20%
71%
28%
1%
+20%
-77%

Impact of Inventory Provision



Net income (US$m)
4Q02
4Q03
20
15
10
5
0
6%
3%
14.3
13.4
14.3
14.8
With inventory provision
Without inventory provision

Declining Capex

- Capex declined as major capital projects were completed



US$m
16
12
8
4
0
6.5
11.1
14.9
10.3
7.6
3.1
3.4
3.7
4.4
5.2
2.9
2.3
1.3
1.5
1999
2000
2001
2002
2003
4Q02
4Q03
Capex
Depreciation

Cash Flow Variance Analysis

in US$m



Tighter working capital management
3Q03
4Q03
+35.5
Net Cash +19.2
-2.3
-0.5
Net Debt -13.5
Operation
Capex
Others

Employer of the Year Award

- Del Monte Philippines, Inc won the prestigious Employer of the Year Award for 2003
- The only company to win 3x in 27 years
- Personnel Manager of the Year Award was also given to our VP for Corporate HR and Corporate Affairs, Jaime Ong

Full Year 2003

In US$m	FY02	**FY03**	Change
Turnover	196.4	**200.4**	↑ **2%**
EBITDA	43.9	**39.2**	↓ **11%**
PBIT	39.0	**33.2**	↓ **15%**
Net Profit	35.2	**30.2**	↓ **14%**
EPS (US cents)	3.28	**2.82**	↓ **14%**
Dividend Per Share (US cents)	1.97	**1.69**	↓ **14%**
Operating Cash Flow	26.5	**36.9**	↑ **40%**
Net Cash	12.6	**19.2**	↑ **53%**

Dividend

Dividend	Book Closure Date	Payment Date	Dividend/ Share (US cents)	Dividend/ Share (SG cents)	Payout Ratio
Interim	4 Sep 2003	25 Sep 2003	0.41	0.72	33% of 1H03
Final	**6 May 2004**	**25 May 2004**	**1.28**	**2.15***	**82% of 2H03**
Total			1.69	2.87	60% of FY03

***Based on an indicative exchange rate of S$1.68/US$**

DMPL has a stated dividend policy of paying a minimum of 33% of full year profit

Outlook for 2004

- Some residual effects from El Niño
- Improved yet still difficult operating environment
- Overall, financial performance expected to improve over 2003

Appendix

Del Monte Quality

Fourth Quarter 2003 (S$)

In S$m	4Q 2002	**4Q 2003**	Change
Turnover	110.5	**125.9**	↑ **14%**
EBITDA	31.9	**28.7**	↓ **10%**
PBIT	29.0	**25.9**	↓ **11%**
Net Profit	25.2	**23.2**	↓ **8%**
EPS (SG cents)	2.35	**2.16**	↓ **8%**
Operating Cash Flow	41.5	**61.5**	↑ **48%**
Net Cash	22.7	**33.5**	↑ **48%**
S$: US$	1.77	**1.73**	↑ **2%**

Full Year 2003 (S$)

In S$m	FY2002	**FY2003**	Change
Turnover	353.5	**348.8**	↓ **1%**
EBITDA	78.9	**68.1**	↓ **14%**
PBIT	70.3	**57.8**	↓ **18%**
Net Profit	63.3	**52.5**	↓ **17%**
EPS (SG cents)	5.90	**4.90**	↓ **17%**
Dividend Per Share (SG cents)	3.47	**2.87**	↓ **17%**
Operating Cash Flow	47.6	**64.3**	↑ **35%**
Net Cash	22.7	**33.5**	↑ **48%**
S$: US$ for P&L	1.80	**1.74**	↑ **3%**
S$: US$ for Dividend	1.76	**1.70**	↑ **3%**

Share Price Performance


Base = 100
Outperformed STI
DMPL Share Price Index
Straits Times Index
115
110
105
100
95
90
85
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04

Del Monte Pacific Share Price and Volume


Volume (in m shares)
Share Price (S$)
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Jan-
Feb-
Mar-
Apr-
May
Jun-
Jul-
Aug-
Sep-
Oct-
Nov
Dec-
Jan-
Feb

MASNET No. 86 OF 19.02.2004
Announcement No. 92

DEL MONTE PACIFIC LIMITED

Q&A Highlights from the Full Year 2003 Results Briefing
February 19, 2004

FY 03 Actual QA for SGX - 19 Feb.pdf

Submitted by Yvonne Choo, Company Secretary on 19/02/2004 to the SGX

SEC. NO. 82-5068

Del Monte Pacific Limited
Q&A on Full Year 2003 Results
February 19, 2004

1. **Please update us on the situation of your major shareholder, Cirio, who is having financial difficulties.**

Cirio Finanziaria SpA ("Cirio"), the Italian parent company of the Cirio Group, defaulted on about 1.2 billion Euros of bonds in 2002 and has now been placed under Amministrazione Straordinaria ("AS"), similar to Chapter 11 in the US.

The Cirio Group is a major shareholder of DMPL, as well as, through operating subsidiaries, a customer accounting for about 10% of DMPL group's sales. The operating subsidiaries of Cirio with which DMPL trades are not governed by Chapter 11.

The Italian government has appointed three commissioners to oversee and safeguard the assets of the Cirio Group, and to ensure continuity of its activities.

The Company closely monitors all shipments to Cirio and tightly manages its exposure. Cirio remains current in all amounts owed to the Company.

2. Were there other reasons for the net profit decline aside from the inventory provision?

We had higher product costs brought about by the effects related to the El Nino weather pattern and by higher A&P spending to support the base business and new product launches.

3. You have achieved organic growth. Can you share with us your acquisition plans?

Yes we have grown organically, and we still plan to continue to grow internally by launching higher-margin value-added new products. On acquisitions, we continue to search for opportunities and we are interested in markets like China and India.

4. How does El Nino affect you?

With the inadequate rain supply, El Nino affects fruit size and weight, and therefore reduces yields and recoveries.

MASNET No. 57 OF 20.02.2004
Announcement No. 57

DEL MONTE PACIFIC LIMITED

CORRECTION OF MANIFEST ERROR ON REFERENCE DATE FOR BOOK CLOSURE

We would like to clarify that a typographical error was noted on page 11 of the Management Discussion and Analysis Report for the Fourth Quarter and Full Year 2003 issued yesterday, 19 Febuary 2004.

Under Dividends footnote section which reads:

"Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 6 May 2004 for the preparation of dividend warrants. Registrable share transfers received by the Company's Share Transfer Agent, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, by 5.00 pm on 5 May 2003 will be registered before the entitlements to the dividends are determined." (underscoring provided)

The referenced year in "5 May 2003" should have read 2004 instead of 2003.

Submitted by Yvonne Choo, Company Secretary on 20/02/2004 to the SGX